UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Public Held Company
Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93
Company Registry NIRE 353.001.861-33

MINUTES OF THE 178TH MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 29, 2011

1. DATE, TIME AND PLACE: 29th (twenty ninth) day of the month of June, 2011 at 10:00 a.m. (ten a.m.), at the head offices of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the city of São Paulo, São Paulo State.

2. CALL:  The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company").

3. ATTENDANCE: All members of the Board of Directors ("Board"), the Chief Executive Officer and the Chief Financial and Investor Relations Officer.

4. PRESIDING: President - Murilo Passos and Secretary - Gisélia Silva.

5. SUBJECTS DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, known by all present, was dispensed with and it was resolved that the minutes of this meeting would be drawn up in summary form, with the right of free expression and dissent assured, to be filed at the Company's head offices, and its publication in the form of a summary with omission of the signatures of the members was approved.

The votes of the members nominated by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the topics on the Agenda were checked, they were discussed and the following resolutions were approved by unanimous vote and without any restrictions:

(i)       Cognizance was taken of the activities of the Board Advisory Committees in the month of June;

(ii)      Cognizance  was taken of the managerial highlights and material facts in the month of June, reported by the CEO;

(iii)             Approval  was given for the adjustment of the amounts of the individual compensation of the members of the Board and the Fiscal Council, based on the amounts included in the overall total previously set by the Ordinary General Meeting of April 28, 2011;

(iv)             Approval  of the minutes of the 177th Meeting of the Board held on May 25, 2011 was given;

(v)              Approval  was given for (a)  of the setting up of the following Board Advisory Committees: Strategy Committee, Project Evaluation Committee and Budget Committee, (b)  their respective Work Sheets, and (c) nomination of their members:  STRATEGY COMMITTEE: Mssrs. Francisco Caprino Neto, Carlos Parcias Jr., Arthur Prado Silva, Luiz Claudio da Silva Barros, Martin Roberto Glogowsky and Wilson Ferreira Jr.; PROJECT EVALUATION COMMITTEE: Mssrs. Fernando Luiz Aguiar Filho, Carlos Parcias Jr., Arthur Prado Silva, Luiz Claudio da Silva Barros and Carlos Eduardo Reich; and BUDGET COMMITTEE: Ms. Daniela Corcia Cardoso and Mssrs. Cardoso and Luiz Claudio da Silva and Carlos Eduardo Barros Reich;

CPFL ENERGIA S.A.

A Public Held Company
Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93
Company Registry NIRE 353.001.861-33

(vi)     (vi.i) Approval was given, pursuant to letter "u" of Article 18 of the Company's Bylaws, and based on Board of Executive Officers Resolution 2011028, the offer of a guarantee by CPFL Energia, in the form of an endorsement or surety, to repay 100% (one hundred percent) of the financing to be obtained by its Centrais Elétricas da Paraíba S.A. subsidiary ("EPASA") from the National Economic and Social Development Bank ("BNDES"), in the amount of R$ 204,000,000.00 (two hundred and four million reais), according to Decision No 590/2011 of the BNDES' Executive Board at a meeting held on June 21, 2011;

(vi.ii)    Recommended to the representatives of the Company on the Boards of Directors of EPASA the casting of favorable votes regarding the approval of the resolution on the subject contained in item "vi.i" above, pursuant to the CPFL Energia's Board of Executive Officers Resolution 2011028;

(vii)     (vii.i) Approval was given pursuant to letter "u" of Article 18 of the Company's Bylaws and based on Board of Executive Officers Resolution 2011039, the provision by CPFL Energia, in the form of an endorsement or surety, of a guarantee for financing to be obtained by its Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), CPFL Geração de Energia S.A.("CPFL Geração"), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) and Companhia Leste Paulista de Energia (“CPFL Leste Paulista”) subsidiaries, through Law 4,131/62,in the amount in foreign currencies of up to R$ 1,210,000,000.00 (one billion, two hundred and ten million reais);

(vii.ii)   Recommended to the representatives of the Company on the Boards of Directors of the subsidiaries mentioned in item "vii.i" above, the casting of favorable votes for the approval of the resolution on the subject included in item "vii.i" above, pursuant to Board of Executive Officers Resolutions 2011059, 2011049, 2011038, 2011029, 2011026, 2011027 and 2011027;

(viii)   Ratification was issued in accordance with the authorization granted by the Board of Directors for the purchase of power that requires very short-term decisions, the acquisition by the CPFL Comercialização Brasil S.A. ("CPFL Brasil") subsidiary of up 1,141,920.000 MWh (one million, one hundred forty-one thousand, nine hundred and twenty megawatt-hours) of electricity from CHESF - Cia Energética do São Francisco ("CHESF") for the period comprising January 1, 2012 to December 31, 2012, pursuant to CPFL Energia's Board of Executive Officers Resolution 2011045;

(ix)     Recommended  to the Company's representatives on the Boards of Directors of the subsidiaries, the casting of votes in favor of approving the following matters: (a) CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Brasil, CPFL Jaguari, CPFL Mococa, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Santa Cruz e Rio Grande Energia S.A. ("RGE"): Declaration of Interest on Equity ("IOE") (Board of Executive Officers Resolutions 2011057, 2011048, 2011037, 2011044, 2011027, 2011025, 2011026, 2011026, 2011031 and 20111883), (b) CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais Elétricas): Capital increase from payment by the conversion of outstanding Advance for Future Capital Increase ("AFCI") (Board of Executive Officers Resolution 2011008), and (c) CPFL Santa Cruz: Acquisition of power from distributed generation for delivery as of 2012 (Board of Executive Officers Resolution 2011032).

CPFL ENERGIA S.A.

A Public Held Company
Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93
Company Registry NIRE 353.001.861-33

6. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and the Secretary. Murilo Passos - President, Ivan de Souza Monteiro, Francisco Caprino Neto, Claudio Palaia, Renê Sanda, Carlos Alberto Moreira, Ana Dolores M. Carneiro de Novaes and Gisélia Silva - Secretary.

I hereby certify that this is an extract of the original minutes recorded in its Own Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 12, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.